Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The Board of Directors (“the Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (“the Committee”).

The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 11, 2019	John Floren President and Chief Executive Officer	Ian Cameron Senior Vice President, Finance and Chief Financial Officer

44    2018 Methanex Corporation Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and 2017, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in note 2 to the consolidated financial statements, the Company has changed its accounting policies for revenue as of January 1, 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 1992.

Vancouver, Canada

March 11, 2019

2018 Methanex Corporation Annual Report    45

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Methanex Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Methanex Corporation’s (the Company) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

46    2018 Methanex Corporation Annual Report

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

March 11, 2019

2018 Methanex Corporation Annual Report    47

Consolidated Statements of Financial Position

(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2018	Dec 31 2017
ASSETS
Current assets:
Cash and cash equivalents	$256,077	$375,479
Trade and other receivables (note 3)	514,568	536,636
Inventories (note 4)	387,959	304,464
Prepaid expenses	32,541	26,548
Other assets (note 7)	60,931	—
	1,252,076	1,243,127
Non-current assets:
Property, plant and equipment (note 5)	3,025,095	2,998,326
Investment in associate (note 6)	197,821	188,922
Deferred income tax assets (note 15)	59,532	102,341
Other assets (note 7)	74,475	78,026
	3,356,923	3,367,615
	$4,608,999	$4,610,742
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$617,414	$626,817
Current maturities on long-term debt (note 8)	383,793	55,905
Current maturities on other long-term liabilities (note 9)	46,146	65,226
	1,047,353	747,948
Non-current liabilities:
Long-term debt (note 8)	1,074,493	1,446,366
Other long-term liabilities (note 9)	398,098	404,885
Deferred income tax liabilities (note 15)	281,214	266,432
	1,753,805	2,117,683
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2018 were 77,263,273 (2017 – 83,770,254)	446,544	480,331
Contributed surplus	1,597	2,124
Retained earnings	1,145,476	1,088,150
Accumulated other comprehensive loss	(82,404)	(69,841)
Shareholders’ equity	1,511,213	1,500,764
Non-controlling interests	296,628	244,347
Total equity	1,807,841	1,745,111
	$4,608,999	$4,610,742

Commitments and contingencies (notes 6 and 21)

See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	John Floren (Director)

48    2018 Methanex Corporation Annual Report

Consolidated Statements of Income

(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2018	2017
Revenue	$3,931,847	$3,060,642
Cost of sales and operating expenses (note 10)	(2,856,920)	(2,351,949)
Depreciation and amortization (note 10)	(245,303)	(232,225)
Operating income	829,624	476,468
Earnings of associate (note 6)	72,001	75,995
Finance costs (note 11)	(94,416)	(94,955)
Finance income and other expenses	4,266	13,377
Income before income taxes	811,475	470,885
Income tax expense (note 15):
Current	(91,027)	(85,504)
Deferred	(62,464)	(10,284)
	(153,491)	(95,788)
Net income	$657,984	$375,097
Attributable to:
Methanex Corporation shareholders	$568,982	$316,135
Non-controlling interests (note 23)	89,002	58,962
	$657,984	$375,097
Income per common share for the period attributable to Methanex Corporation shareholders:
Basic net income per common share (note 12)	$7.07	$3.64
Diluted net income per common share (note 12)	$6.92	$3.64
Weighted average number of common shares outstanding	80,494,302	86,768,589
Diluted weighted average number of common shares outstanding	80,889,525	86,824,948

See accompanying notes to consolidated financial statements.

2018 Methanex Corporation Annual Report    49

Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)

For the years ended December 31	2018	2017
Net income	$657,984	$375,097
Other comprehensive income:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 18)	362	(74,790)
Forward elements excluded from hedging relationship (note 18)	(14,874)	45,416
Items that will not be reclassified to income:
Actuarial gains (losses) on defined benefit pension plans (note 20(a))	(1,483)	564
Taxes on above items	3,980	674
	(12,015)	(28,136)
Comprehensive income	$645,969	$346,961
Attributable to:
Methanex Corporation shareholders	$556,967	$287,999
Non-controlling interests (note 23)	89,002	58,962
	$645,969	$346,961

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Equity

(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$ (41,302)	$1,596,835	$208,515	$1,805,350
Net income	–	–	–	316,135	–	316,135	58,962	375,097
Other comprehensive income (loss)	–	–	–	403	(28,539)	(28,136)	–	(28,136)
Compensation expense recorded for stock options	–	–	488	–	–	488	–	488
Issue of shares on exercise of stock options	98,274	3,059	–	–	–	3,059	–	3,059
Reclassification of grant-date fair value on exercise of stock options	–	932	(932)	–	–	–	–	–
Payment for shares repurchased	(6,152,358)	(35,125)	–	(250,995)	–	(286,120)	–	(286,120)
Dividend payments to Methanex Corporation shareholders ($1.175 per common share)	–	–	–	(101,497)	–	(101,497)	–	(101,497)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(31,300)	(31,300)
Equity contributions by non-controlling interests	–	–	–	–	–	–	8,170	8,170
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	$1,500,764	$244,347	$1,745,111
Net income	–	–	–	568,982	–	568,982	89,002	657,984
Other comprehensive income (loss)	–	–	–	548	(12,563)	(12,015)	–	(12,015)
Compensation expense recorded for stock options	–	–	362	–	–	362	–	362
Issue of shares on exercise of stock options	83,114	3,210	–	–	–	3,210	–	3,210
Reclassification of grant-date fair value on exercise of stock options	–	889	(889)	–	–	–	–	–
Payment for shares repurchased	(6,590,095)	(37,886)	–	(406,528)	–	(444,414)	–	(444,414)
Dividend payments to Methanex Corporation shareholders ($1.320 per common share)	–	–	–	(105,676)	–	(105,676)	–	(105,676)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(36,721)	(36,721)
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended December 31	2018	2017
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$657,984	$375,097
Deduct earnings of associate	(72,001)	(75,995)
Dividends received from associate	63,102	84,553
Add (deduct) non-cash items:
Depreciation and amortization	245,303	232,225
Income tax expense	153,491	95,788
Share-based compensation expense	(6,289)	78,821
Finance costs	94,416	94,955
Other	3,681	4,034
Income taxes paid	(106,035)	(35,890)
Other cash payments, including share-based compensation	(59,444)	(24,000)
Cash flows from operating activities before undernoted	974,208	829,588
Changes in non-cash working capital (note 16(a))	5,998	(49,368)
	980,206	780,220
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(444,414)	(286,120)
Dividend payments to Methanex Corporation shareholders	(105,676)	(101,497)
Interest paid	(90,008)	(86,041)
Repayment of long-term debt and financing fees	(213,622)	(56,997)
Finance leases	(8,293)	(6,880)
Restricted cash for debt service accounts	3,804	7,522
Equity contributions by non-controlling interests	–	8,170
Cash distributions to non-controlling interests	(104,258)	(4,330)
Proceeds on issue of shares on exercise of stock options	3,210	3,059
Proceeds from limited recourse debt	166,000	–
	(793,257)	(523,114)
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(244,476)	(103,170)
Restricted cash for vessels under construction	(60,931)	–
Changes in non-cash working capital related to investing activities (note 16(a))	(944)	(2,347)
	(306,351)	(105,517)
Increase (decrease) in cash and cash equivalents	(119,402)	151,589
Cash and cash equivalents, beginning of year	375,479	223,890
Cash and cash equivalents, end of year	$256,077	$375,479

See accompanying notes to consolidated financial statements.

52    2018 Methanex Corporation Annual Report

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

Year ended December 31, 2018

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 11, 2019.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)) and income taxes (note 2(q)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash and cash equivalents:

Cash and cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and transportation.

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g) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the long-term methanol price or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less cost to sell or its value in use. Value in use is determined by estimating the pre-tax cash flows expected to be generated from the asset or cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, the Company groups long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from sources that can be shared within a facility location, the Company groups assets based on site locations for the purpose of determining impairment.

54    2018 Methanex Corporation Annual Report

h) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

i) Leases:

Leasing contracts are classified as either finance or operating leases based on the substance of the contractual arrangement at inception date. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. Where the contracts are classified as finance leases, upon initial recognition, the asset and liability are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Finance lease payments are apportioned between interest expense and repayments of the liability. Where the contracts are classified as operating leases, they are not recognized in the Company’s consolidated statements of financial position and lease payments are charged to income as they are incurred on a straight line basis over the lease term.

j) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.

k) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income as earned by the employees.

l) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (“SARs”) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights (“TSARs”) give the holder the choice between exercising a regular stock option or a SAR. For

2018 Methanex Corporation Annual Report    55

SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant for grants prior to 2015 and in the range of 25% to 150% for subsequent grants based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 13.

m) Net income per common share:

The Company calculates basic net income per common share by dividing net income attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

The calculation of basic net income per common share and a reconciliation to diluted net income per common share is presented in note 12.

n) Revenue recognition:

Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.

o) Financial instruments:

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

56    2018 Methanex Corporation Annual Report

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.

p) Fair value measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 18.

q) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

r) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

s) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

t) Application of new and revised accounting standards:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) establishing a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and is effective for annual periods beginning on or after January 1, 2018. The Company has retrospectively adopted the new standard with no material impact on its consolidated financial statements. The Company has updated its accounting policy for revenue recognition to reflect the adoption of IFRS 15.

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u) Anticipated changes to International Financial Reporting Standards:

In 2016, the IASB issued IFRS 16, Leases (“IFRS 16” or “the standard”), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases (“IAS 17”) and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 may be applied using a retrospective or modified retrospective approach on transition. The Company plans to transition to IFRS 16 in accordance with the modified retrospective approach and as such will not be required to restate comparative periods. Upon adoption, the incremental lease liability for leases currently classified as operating under IAS 17 will be measured at the present value of lease payments remaining in the lease term discounted using the Company’s incremental borrowing rates on the date of transition. The lease asset will be measured as if IFRS 16 was always in effect, resulting in an adjustment to retained earnings on transition.

The Company will use the following practical expedients permitted by the standard:

∎	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

∎	the accounting of lease payments as expenses for which the underlying asset is of low dollar value.

The Company completed its transition project and quantified the impact of the new standard under the modified retrospective approach. The recognition of all leases on balance sheet will increase non-current assets by approximately $410 million and total liabilities by approximately $450 million, with the difference of $40 million recorded in retained earnings. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases and disclosed in the commitments and contingencies note of the Company’s consolidated annual financial statements.

In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, depreciation and amortization and finance costs will increase and cost of sales and operating expenses will decrease. Overall the adoption of IFRS 16 is not expected to materially impact net income.

The Company does not expect that any other new or amended standards or interpretations that are effective as of January 1, 2019 will have a significant impact on the Company’s results of operations or financial position.

3. Trade and other receivables:

As at	Dec 31 2018	Dec 31 2017
Trade	$412,662	$429,582
Value-added and other tax receivables	37,823	36,584
Egypt gas contract recoveries(a)	6,227	24,466
Other	57,856	46,004
	$514,568	$536,636

a) Egypt gas contract recoveries:

The natural gas supply agreement in Egypt has a mechanism whereby the Company is partially compensated when gas delivery shortfalls exceed a certain threshold. The receivable is secured by a combination of funds held in escrow and a bank guarantee.

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2018 is $2,758 million (2017 – $2,219 million).

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5. Property, plant and equipment:

	Buildings, plant installations and machinery	Finance leases	Ocean going vessels	Other	TOTAL
Cost at January 1, 2018	$4,648,924	$215,773	$144,423	$131,070	$5,140,190
Additions	180,437	2,037	40,284	58,349	281,107
Disposals and other	(131,219)	–	(1,288)	(361)	(132,868)
Cost at December 31, 2018	4,698,142	217,810	183,419	189,058	5,288,429
Accumulated depreciation at January 1, 2018	1,956,317	33,927	40,427	111,193	2,141,864
Disposals and other	(124,920)	–	(1,194)	(360)	(126,474)
Depreciation	216,338	16,054	9,193	6,359	247,944
Accumulated depreciation at December 31, 2018	2,047,735	49,981	48,426	117,192	2,263,334
Net book value at December 31, 2018	$2,650,407	$167,829	$134,993	$71,866	$3,025,095

	Buildings, plant installations and machinery	Finance leases	Ocean going vessels	Other	TOTAL
Cost at January 1, 2017	$4,549,816	$206,260	$145,303	$127,575	$5,028,954
Additions	98,780	7,667	605	4,396	111,448
Disposals and other	328	1,846	(1,485)	(901)	(212)
Cost at December 31, 2017	4,648,924	215,773	144,423	131,070	5,140,190
Accumulated depreciation at January 1, 2017	1,752,540	18,557	31,135	109,253	1,911,485
Disposals and other	(2,066)	–	–	(673)	(2,739)
Depreciation	205,843	15,370	9,292	2,613	233,118
Accumulated depreciation at December 31, 2017	1,956,317	33,927	$40,427	111,193	2,141,864
Net book value at December 31, 2017	$2,692,607	$181,846	$103,996	$19,877	$2,998,326

Included in finance leases as at December 31, 2018 are capitalized costs related to a methanol terminal and storage tanks in Geismar, Louisiana, an oxygen production facility in Trinidad, and two ocean going vessels.

6. Investment in associate:

a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (“Atlas”). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2018	Dec 31 2017
Cash and cash equivalents	$9,367	$8,361
Other current assets[1]	104,742	79,738
Non-current assets	255,822	289,671
Current liabilities[1]	(32,022)	(41,388)
Other long-term liabilities, including current maturities	(145,359)	(157,935)
Net assets at 100%	$192,550	$178,447
Net assets at 63.1%	$121,499	$112,600
Long-term receivable from Atlas[1]	76,322	76,322
Investment in associate	$197,821	$188,922

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Consolidated statements of income for the years ended December 31	2018	2017
Revenue[1]	$512,214	$459,367
Cost of sales and depreciation and amortization	(322,325)	(261,121)
Operating income	189,889	198,246
Finance costs, finance income and other expenses	(10,841)	(11,170)
Income tax expense	(64,942)	(66,640)
Net earnings at 100%	$114,106	$120,436
Earnings of associate at 63.1%	$72,001	$75,995
Dividends received from associate	$63,102	$84,553

[1]	Includes related party transactions between Atlas and the Company (see note 22).

b) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2012 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts with affiliates that commenced in 2005 and continue through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-prices sales represent approximately 10% of Atlas produced methanol.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.

7. Other assets:

As at	Dec 31 2018	Dec 31 2017
Restricted cash	$18,545	$27,863
Restricted cash and cash equivalents for vessels under construction(a)	66,452	–
Chile VAT receivable	22,595	25,456
Investment in Carbon Recycling International	4,620	4,502
Defined benefit pension plans (note 20)	5,150	6,650
Other	18,044	13,555
Total other assets	$135,406	$78,026
Less current portion	(60,931)	–
	$74,475	$78,026

a) Restricted cash and cash equivalents for vessels under construction

As at December 31, 2018, the Company holds $66.5 million (2017 – nil) in short-term, highly liquid investments held under restricted terms, of which $60.9 million (2017 – nil) has been recorded as current as it is expected to be spent within one year. Use of the funds is restricted for the construction of certain vessels and funding of a debt service account.

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8. Long-term debt:

As at	Dec 31 2018	Dec 31 2017
Unsecured notes
(i) 3.25% due December 15, 2019	$349,026	$348,060
(ii) 5.25% due March 1, 2022	248,480	248,072
(iii) 4.25% due December 1, 2024	297,232	296,873
(iv) 5.65% due December 1, 2044	295,238	295,158
	1,189,976	1,188,163
Egypt limited recourse debt facilities	101,226	241,190
Other limited recourse debt facilities
(i) LIBOR+0.75% to LIBOR+2.5% due through 2019 to 2021	5,483	72,918
(ii) 5.58% due through June 30, 2031	77,709	–
(iii) 5.35% due through September 30, 2033	83,892	–
	167,084	72,918
Total long-term debt[1]	1,458,286	1,502,271
Less current maturities[1]	(383,793)	(55,905)
	$1,074,493	$1,446,366

[1]	Long-term debt and current maturities are presented net of discounts and deferred financing fees of $17.6 million as at December 31, 2018 (2017 – $17.8 million).

The Egypt limited recourse debt facilities have interest payable semi-annually with rates based on LIBOR plus a spread ranging from 0.9% to 1.6% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.

Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company’s control. During 2018, the Company, through 50% owned entities, issued other limited recourse debt for $86 million bearing an interest rate of 5.35% with principal repayments due through September 2033. The debt will be used to acquire two ocean going vessels. The Company also issued $80 million of other limited recourse debt facilities bearing an interest rate of 5.58% with principal repayments due through June 2031, using the proceeds to repay $60.6 million other limited recourse debt facilities.

For the year ended December 31, 2018, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.6 million (2017 – $3.1 million).

The minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Egypt limited recourse debt facilities	Other limited recourse debt facilities	Unsecured notes	Total
2019	$27,640	$8,352	$350,000	$385,992
2020	29,525	10,452	–	39,977
2021	31,552	9,129	–	40,681
2022	16,606	10,213	250,000	276,819
2023	–	10,778	–	10,778
Thereafter	–	121,604	600,000	721,604
	$105,323	$170,528	$1,200,000	$1,475,851

The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding entities which we control but do not fully own, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Significant covenants and default provisions under this facility include:

i)

the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

2018 Methanex Corporation Annual Report    61

ii)	a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

iii)

a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Since 2015, certain conditions had not been met, resulting in a restriction on shareholder distributions from the Egypt entity. Under amended terms reached in 2017, shareholder distributions are permitted if the average gas deliveries over the prior 12 months are greater than 70% of gas requirements.

The Egypt limited recourse debt facilities contain covenants to complete certain mortgage registrations. The Company has sought and received waivers from lenders relating to these covenants until March 31, 2020. The Company does not believe that the finalization of these mortgage registrations are material. Whilst these covenants have been waived multiple times by the lenders, and circumstances have not materially changed the Company cannot provide assurance that we will be able to obtain future waivers from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2018, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

9. Other long-term liabilities:

As at	Dec 31 2018	Dec 31 2017
Site restoration costs(a)	$27,638	$33,975
Finance lease obligations(b)	198,374	204,242
Share-based compensation liability (note 13)	52,794	111,405
Cash flow hedges (note 18)	105,721	90,199
Defined benefit pension plans (note 20)	24,783	25,076
Land mortgage	30,242	–
Other	4,692	5,214
	444,244	470,111
Less current maturities	(46,146)	(65,226)
	$398,098	$404,885

a) Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2018, the total undiscounted amount of estimated cash flows required to settle the liabilities was $37.6 million (2017 – $44.9 million). The movement in the provision during the year is explained as follows:

	2018	2017
Balance at January 1	$33,975	$30,512
New or revised provisions	(7,036)	2,823
Accretion expense	699	640
Balance at December 31	$27,638	$33,975

62    2018 Methanex Corporation Annual Report

b) Finance lease obligations:

As at December 31, 2018, the Company has finance lease obligations related to a methanol terminal and storage tanks in Geismar, Louisiana, an oxygen production facility in Trinidad, and two ocean-going vessels. Total finance lease payments for 2018 of $32.1 million include an interest component of $23.8 million.

Finance lease obligations are payable as follows:

	Lease payments	Interest component	Finance lease obligations
2019	$32,222	$22,990	$9,232
2020	32,614	22,001	10,613
2021	33,014	20,837	12,177
2022	33,422	19,473	13,949
2023	32,779	17,915	14,864
Thereafter	206,223	68,684	137,539
	$370,274	$171,900	$198,374

10. Expenses:

For the years ended December 31	2018	2017
Cost of sales	$2,577,382	$2,035,545
Selling and distribution	464,474	449,593
Administrative expenses	60,367	99,036
Total expenses by function	$3,102,223	$2,584,174
Cost of raw materials and purchased methanol	$2,191,515	$1,637,085
Ocean freight and other logistics	399,293	374,717
Employee expenses, including share-based compensation	182,519	243,707
Other expenses	83,593	96,440
Cost of sales and operating expenses	2,856,920	2,351,949
Depreciation and amortization	245,303	232,225
Total expenses by nature	$3,102,223	$2,584,174

For the year ended December 31, 2018 we recorded a share-based compensation recovery of $6.3 million (2017 – expense of $78.8 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.

11. Finance costs:

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees and accretion expense associated with site restoration costs. Finance costs were $94.4 million for the year ended December 31, 2018 (2017 – $95.0 million).

12. Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2018, and an adjustment was required for both the numerator and denominator for TSARS. For the year ended December 31, 2017 the cash-settled method was more dilutive and no adjustment was required for the numerator or the denominator for TSARs.

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Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2018 and 2017, stock options were considered dilutive resulting in an adjustment to the denominator in both periods.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2018	2017
Numerator for basic net income per common share	568,982	$316,135
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(4,314)	–
Equity-settled expense	(4,769)	–
Numerator for diluted net income per common share	559,899	$316,135

A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

For the years ended December 31	2018	2017
Denominator for basic net income per common share	80,494,302	86,768,589
Effect of dilutive stock options	67,631	56,359
Effect of dilutive TSARS	327,592	–
Denominator for diluted net income per common share	80,889,525	86,824,948

For the years ended December 31, 2018 and 2017, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2018	2017
Basic net income per common share	$7.07	$3.64
Diluted net income per common share	$6.92	$3.64

13. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2018, the Company had 4,530,865 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2018 and 2017 are as follows:

	SARs		TSARs
	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2016	1,511,485	$42.68	2,416,111	$42.10
Granted	167,600	50.15	340,200	50.17
Exercised	(213,207)	32.03	(710,616)	32.98
Cancelled	(10,801)	50.18	(2,200)	34.59
Expired	(5,000)	25.22	–	–
Outstanding at December 31, 2017	1,450,077	$45.11	2,043,495	$46.62
Granted	141,300	55.28	330,400	55.37
Exercised	(669,931)	39.00	(918,327)	42.48
Cancelled	(16,582)	53.12	(8,267)	47.25
Expired	(7,981)	28.74	–	–
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24

64    2018 Methanex Corporation Annual Report

Information regarding the SARs and TSARs outstanding as at December 31, 2018 is as follows:

	Units outstanding at December 31, 2018			Units exercisable at December 31, 2018
Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$25.97 to $35.51	3.96	221,309	$34.40	105,955	$34.19
$38.24 to $50.17	3.95	205,951	46.52	99,000	42.59
$54.65 to $78.59	3.73	469,623	61.31	330,923	63.83
	3.84	896,883	$51.27	535,878	$54.04
TSARs
$25.97 to $35.51	3.99	347,839	$34.47	161,261	$34.32
$38.24 to $50.17	4.41	386,253	47.88	161,902	44.72
$54.65 to $78.59	4.23	713,209	61.24	386,109	66.20
	4.22	1,447,301	$51.24	709,272	$54.05

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2018 and 2017 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2018	2017
Risk-free interest rate	2.6%	1.8%
Expected dividend yield	2.7%	2.0%
Expected life of SARs and TSARs (years)	1.5	1.2
Expected volatility	35%	31%
Expected forfeitures	0.2%	0.2%
Weighted average fair value (USD per share)	$7.93	$19.02

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2018 was $18.9 million compared with the recorded liability of $17.3 million. The difference between the fair value and the recorded liability of $1.6 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the year ended December 31, 2018, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $1.2 million (2017 – expense of $45.1 million). This included a recovery of $7.8 million (2017 – expense of $37.8 million) related to the effect of the change in the Company’s share price.

2018 Methanex Corporation Annual Report    65

b) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding as at December 31, 2018 and 2017 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units
Outstanding at December 31, 2016	251,017	18,649	572,272
Granted	10,452	8,100	163,500
Performance factor impact on redemption[1]	–	–	(102,557)
Granted in lieu of dividends	5,669	613	14,383
Redeemed	(42,292)	(6,907)	(34,186)
Cancelled	–	–	(8,517)
Outstanding at December 31, 2017	224,846	20,455	604,895
Granted	7,752	8,700	149,200
Performance factor impact on redemption[1]	–	–	(127,733)
Granted in lieu of dividends	4,495	545	12,303
Redeemed	(28,001)	(12,339)	(42,577)
Cancelled	–	–	(16,310)
Outstanding at December 31, 2018	209,092	17,361	579,778

[1]

Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The performance factor is measured based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2018 was $36.6 million compared with the recorded liability of $35.3 million. The difference between the fair value and the recorded liability of $1.3 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.

For the year ended December 31, 2018, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $5.1 million (2017 – expense of $33.0 million). This included a recovery of $8.9 million (2017 – expense of $29.9 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options as at December 31, 2018 and 2017 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2016	344,767	$40.91
Granted	31,400	50.17
Exercised	(98,274)	30.90
Cancelled	(15,358)	52.43
Outstanding at December 31, 2017	262,535	$45.09
Granted	21,900	54.65
Exercised	(83,114)	38.89
Cancelled	(3,100)	57.26
Outstanding at December 31, 2018	198,221	$48.55

66    2018 Methanex Corporation Annual Report

Information regarding the stock options outstanding as at December 31, 2018 is as follows:

	Options outstanding at December 31, 2018			Options exercisable at December 31, 2018
Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$25.97 to $35.51	3.98	56,467	$34.45	35,831	$34.37
$38.24 to $50.17	3.01	57,754	43.70	39,351	40.67
$54.65 to $78.59	3.61	84,000	61.37	62,100	63.74
	3.54	198,221	$48.55	137,282	$49.46

For the year ended December 31, 2018, compensation expense related to stock options was $0.4 million (2017 – $0.5 million).

14. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2018 and 2017, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South Korea	South America	Canada	Other Asia	TOTAL
2018	$1,122,557	$707,762	$761,600	$443,837	$352,805	$171,532	$371,754	$3,931,847
2017	$801,838	$608,668	$570,482	$347,896	$279,270	$167,436	$285,052	$3,060,642

As at December 31, 2018 and 2017, the net book value of property, plant and equipment by country was as follows:

Property, plant and equipment	United States	Egypt	New Zealand	Trinidad	Canada	Chile	Other	TOTAL
2018	$1,407,693	$680,730	$314,281	$142,045	$126,488	$132,494	$221,364	$3,025,095
2017	$1,412,394	$720,397	$265,153	$155,525	$148,420	$107,495	$188,942	$2,998,326

15. Income and other taxes:

a) Income tax expense:

For the years ended December 31	2018	2017
Current tax recovery (expense):
Current period before undernoted items	$(117,496)	$(95,402)
Benefit from unrecognised loss carry forwards	23,860	10,115
Adjustments to prior years	2,609	(217)
	(91,027)	(85,504)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	(56,258)	23,310
Adjustments to prior years	(2,331)	200
Change in U.S. tax rate	–	(36,567)
Change in other jurisdictions tax rates	35	734
Other	(3,910)	2,039
	(62,464)	(10,284)
Total income tax expense	$(153,491)	$(95,788)

2018 Methanex Corporation Annual Report    67

b) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2018	2017
Income before income taxes	$811,475	$470,885
Deduct earnings of associate	(72,001)	(75,995)
	739,474	394,890
Canadian statutory tax rate	27.0%	26.5%
Income tax expense calculated at Canadian statutory tax rate	(199,658)	(104,646)
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	15,754	30,223
Utilization of unrecognised loss carryforwards and temporary differences	31,325	20,468
Impact of tax rate changes in the U.S.	–	(36,567)
Impact of tax rate changes in other jurisdictions	35	734
Impact of foreign exchange	(173)	3,104
Other business taxes	(7,750)	(4,105)
Tax effect of recovery (expenses) that are not taxable (deductible) for tax purposes	7,015	(4,112)
Adjustments to prior years	278	(17)
Other	(317)	(870)
Total income tax expense	$(153,491)	$(95,788)

c) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

As at	Dec 31 2018			Dec 31 2017
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	$(425,743)	$(212,087)	$(213,656)	$(399,391)	$(189,368)	$(210,023)
Repatriation taxes	(94,446)	–	(94,446)	(87,239)	–	(87,239)
Other	(14,930)	(6,700)	(8,230)	(11,670)	(3,740)	(7,930)
	(535,119)	(218,787)	(316,332)	(498,300)	(193,108)	(305,192)
Non-capital loss carryforwards	233,237	233,237	–	244,576	244,576	–
Share-based compensation	10,908	1,170	9,738	19,920	2,946	16,974
Other	69,292	43,912	25,380	69,713	47,927	21,786
	313,437	278,319	35,118	334,209	295,449	38,760
Net deferred income tax assets (liabilities)	$(221,682)	$59,532	$(281,214)	$(164,091)	$102,341	$(266,432)

The Company recognizes deferred income tax assets to the extent that it is probable that the benefit of these assets will be realized. As at December 31, 2018, the Company had $354 million (2017 – $ 384 million) of deductible temporary differences in the United States that have not been recognized.

68    2018 Methanex Corporation Annual Report

(ii) Analysis of the change in deferred income tax assets and liabilities:

	2018			2017
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(164,091)	$102,341	$(266,432)	$(153,639)	$137,341	$(290,980)
Deferred income tax recovery (expense) included in net income	(62,464)	(44,277)	(18,187)	(10,284)	(34,517)	24,233
Impact of U.S. tax rate change in other comprehensive income	–	–	–	(8,621)	(8,621)	–
Deferred income tax recovery included in other comprehensive income	3,980	1,253	2,727	9,295	8,398	897
Other	893	215	678	(842)	(260)	(582)
Balance, December 31	$(221,682)	$59,532	$(281,214)	$(164,091)	$102,341	$(266,432)

16. Supplemental cash flow information:

a) Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2018 and 2017 are as follows:

For the years ended December 31	2018	2017
Changes in non-cash working capital:
Trade and other receivables	$22,068	$(37,033)
Inventories	(83,495)	(23,136)
Prepaid expenses	(5,993)	(5,702)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(9,403)	103,601
	(76,823)	37,730
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	81,877	(89,445)
Changes in non-cash working capital	$5,054	$(51,715)
These changes relate to the following activities:
Operating	$5,998	$(49,368)
Financing	–	–
Investing	(944)	(2,347)
Changes in non-cash working capital	$5,054	$(51,715)

The Company has reclassified the presentation of amounts for the year ended December 31, 2017 relating to restricted cash for debt service accounts in other cash payments from Operating activities to Financing activities.

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Finance lease obligations (note 9)
Balance at December 31, 2017	$1,502,271	$204,242
Changes from financing cash flows
Repayment of long-term debt and financing fees	(213,622)	–
Proceeds from limited recourse debt	166,000	–
Payment of finance lease liabilities	–	(8,293)
Total changes from financing cash flows	$(47,622)	$(8,293)
Liability-related other changes
Finance costs	$3,637	$–
New finance leases	–	2,425
Total liability-related other changes	$3,637	$2,425

Balance at December 31, 2018	$1,458,286	$198,374

2018 Methanex Corporation Annual Report    69

17. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk and to return excess cash through a combination of dividends and share repurchases.

As at	Dec 31 2018	Dec 31 2017
Liquidity:
Cash and cash equivalents	$256,077	$375,479
Undrawn credit facilities	300,000	300,000
Total liquidity	$556,077	$675,479
Capitalization:
Unsecured notes, including current portion	$1,189,976	$1,188,163
Egypt limited recourse debt facilities, including current portion	101,226	241,190
Other limited recourse debt facilities, including current portion	167,084	72,918
Total debt	1,458,286	1,502,271
Non-controlling interests	296,628	244,347
Shareholders’ equity	1,511,213	1,500,764
Total capitalization	$3,266,127	$3,247,382
Total debt to capitalization[1]	45%	46%
Net debt to capitalization[2]	40%	39%

[1]	Total debt (including 100% of Egypt and Other limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt and Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The Company maintains a $300 million revolving credit facility that expires in December 2022. The undrawn credit facility is provided by highly rated financial institutions and is subject to certain financial covenants (note 8).

18. Financial instruments:

Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company’s assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign currency denominated transactions.

70    2018 Methanex Corporation Annual Report

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2018	Dec 31 2017
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$327	$–
Financial assets not measured at fair value:
Cash and cash equivalents	256,077	375,479
Trade and other receivables, excluding tax receivable	504,661	527,084
Restricted cash included in other assets	18,545	27,863
Restricted cash and cash equivalents for vessels under construction included in other assets	66,452	–
Total financial assets[2]	$846,062	$930,426
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$105,721	$91,014
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	523,965	528,182
Long-term debt, including current portion	1,458,286	1,502,271
Total financial liabilities	$2,087,972	$2,121,467

[1]

The Geismar 2 and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2018, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all the Company’s derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationships.

Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

Natural gas forward contracts

The Company has elected to manage its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts. The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility for 40% of its gas requirements to 2025, which it has designated as cash flow hedges. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility over the period 2017 to 2022. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2018.

2018 Methanex Corporation Annual Report    71

As at December 31, 2018, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $426 million (2017 – $473 million) and a net negative fair value of $105.7 million (2017 – $90.2 million) included in other long-term liabilities. As at December 31, 2018, the forward contracts for the Geismar 2 facility had an average contract price of $3.81 per mmbtu (2017 – $3.74 per mmbtu) over the remaining seven year term, and for the forward contracts for the Medicine Hat facility has an average contract price of $1.96 per mmbtu (2017 – $1.96 per mmbtu).

Forward exchange contracts

The Company also designates as cash flow hedges forward exchange contracts to sell certain foreign currencies at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign currency denominated transactions. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2018.

As at December 31, 2018, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euros at a fixed U.S. dollar exchange rate with a notional amount of 45 million euros (2017 – 109 million euros) and a positive fair value of $0.3 million included in current assets (2017 – negative fair value of $0.8 million included in current liabilities).

Fair value liabilities

The table below shows net cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted payment dates. The amounts reflect the maturity profile of the fair value liabilities and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2018	Dec 31 2017
Within one year	$6,679	$7,114
1-3 years	35,551	17,057
3-5 years	40,130	28,864
More than 5 years	40,928	52,085
	$123,288	$105,120

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $0.3 million as at December 31, 2018 (2017 – nil).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$1,472,117	$1,442,046	$1,515,544	$1,561,392

72    2018 Methanex Corporation Annual Report

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

19. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company’s future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component related to methanol prices, as described below.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas hedges in Geismar and Medicine Hat to manage its exposure to natural gas price risk.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long-term debt obligations.

As at	Dec 31 2018	Dec 31 2017
Fixed interest rate debt:
Unsecured notes	$1,189,976	$1,188,163
Other limited recourse debt facilities	161,601	–
	$1,351,577	$1,188,163
Variable interest rate debt:
Egypt limited recourse debt facilities	$101,226	$241,190
Other limited recourse debt facilities	5,483	72,918
	$106,709	$314,108

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 18) of approximately $76.0 million as of December 31, 2018 (2017 – $84.0 million).

The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt, a 1% change in LIBOR would result in a change in annual interest payments of $1.1 million as of December 31, 2018 (2017 – $3.2 million).

2018 Methanex Corporation Annual Report    73

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2018, the Company had a net working capital asset of $104.4 million in non U.S. dollar currencies (2017 – $85.3 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $10.4 million (2017 – $8.5 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2018, the Company had $256 million of cash and cash equivalents. In addition, the Company has an undrawn credit facility of $300 million provided by highly rated financial institutions that expires in December 2022.

In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2018	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables[1]	$516,153	$516,153	$516,153	$–	$–	$–
Finance lease obligations	198,374	370,274	32,222	65,628	66,201	206,223
Long-term debt[2]	1,458,286	2,129,284	453,430	187,564	365,200	1,123,090
Cash flow hedges[3]	105,721	123,615	7,006	35,551	40,130	40,928
	$2,278,534	$3,139,326	$1,008,811	$288,743	$471,531	$1,370,241

[1]	Excludes tax and accrued interest.

[2]

Contractual cash flows include contractual interest payments related to debt obligations and finance lease obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2018.

[3]	Cash flow hedges includes the impact of discounting and credit valuation adjustments

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The

74    2018 Methanex Corporation Annual Report

Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2018 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

20. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2018	Dec 31 2017
Accrued benefit obligations:
Balance, beginning of year	$65,393	$60,771
Current service cost	1,981	1,879
Past service cost	1,279	812
Interest cost on accrued benefit obligations	2,247	2,242
Benefit payments	(3,558)	(5,280)
Actuarial (gain) loss	(652)	166
Foreign exchange (gain) loss	(6,072)	4,803
Balance, end of year	60,618	65,393
Fair values of plan assets:
Balance, beginning of year	46,991	44,230
Interest income on assets	1,420	1,522
Contributions	2,452	1,970
Benefit payments	(3,558)	(5,280)
Return (loss) on plan assets	(2,846)	1,330
Foreign exchange gain (loss)	(3,504)	3,219
Balance, end of year	40,955	46,991
Unfunded status	19,663	18,402
Minimum funding requirement	–	–
Defined benefit obligation, net	$19,663	$18,402

The Company has an unfunded retirement obligation of $24.8 million as at December 31, 2018 (2017 – $25.1 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $5.4 million in 2019. Actual benefit payments in future periods will fluctuate based on employee retirements.

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The Company has a net funded retirement asset of $4.7 million as at December 31, 2018 (2017 – $6.6 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.4 million as at December 31, 2018 (2017 – $0.1 million) in Europe. The Company estimates that it will make additional contributions relating to its defined benefit pension plan in Canada of $0.9 million in 2019.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 9 years.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2018 and 2017 is as follows:

For the years ended December 31	2018	2017
Net defined benefit pension plan expense:
Current service cost	$1,981	$1,879
Past service cost	1,279	812
Net interest cost	827	720
	$4,087	$3,411

The Company’s current year actuarial gains (losses), recognized in the consolidated statements of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

For the years ended December 31	2018	2017
Actuarial gain (loss)	$(1,483)	$564

The Company had no minimum funding requirement for the years ended December 31, 2018 and 2017.

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2016 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2019.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2018, the weighted average discount rate for the defined benefit obligation was 3.9% (2017 - 3.7%). A decrease of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in an increase to the defined benefit obligation of approximately $5.4 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2018 and 2017 is as follows:

As at	Dec 31 2018	Dec 31 2017
Equity securities	20%	46%
Debt securities	57%	29%
Cash and other short-term securities	23%	25%
Total	100%	100%

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair values of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2018 was $8.7 million (2017 - $8.1 million).

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21. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements up to 2035. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2018

2019	2020	2021	2022	2023	Thereafter
$ 456,804	$ 369,401	$ 371,345	$ 340,595	$ 319,509	$ 1,502,356

In the above table, the Company has included natural gas commitments at the contractual volume and prices.

b) Argentina natural gas supply contracts:

The Company’s natural gas supply agreements with Argentine suppliers are on an interruptible basis and as such, the potential future purchase obligations under these agreements have been excluded from the table above.

c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

As at December 31, 2018

2019	2020	2021	2022	2023	Thereafter
$ 79,692	$ 70,896	$ 49,325	$ 47,749	$ 55,147	$ 124,480

The minimum lease payments relate to the right of use of the leased asset and exclude non-lease elements such as the reimbursement of operating costs.

For the year ended December 31, 2018, the Company recognized as an expense $186.8 million (2017 – expense of $181.4 million) relating to operating lease payments. The expense recognized includes amounts related to leased assets and the reimbursement of operating costs for time charter vessels.

d) Leased assets not yet in service:

The Company has future minimum lease payments under operating leases related to two time charter agreements for vessels which are currently under construction and expected to be delivered in 2019. The minimum lease payments under these leases have been excluded from the operating lease commitments table above as the contracts contain certain cancellation features which are dependent on the delivery of the vessels. Once delivered, these vessels will have a total minimum lease commitment of approximately $80 million per vessel over a 15 year life.

e) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2018, the Company also had commitments to purchase methanol from other suppliers for approximately 1.2 million tonnes for 2019 and 1.2 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

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22. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2018	Dec 31 2017
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. (“Methanex Egypt”)	Egypt	Production	50%	50%
Methanex Chile S.A.	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex U.S.A. LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Company Limited[1]	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[2]	Trinidad	Production	63.1%	63.1%

[1]	Waterfront Shipping Company Limited has a controlling interest in multiple ocean going vessels owned through less than wholly-owned entities as disclosed in note 23.

[2]	Summarized financial information for the group’s investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2018 of $512 million (2017 – $459 million) is a related party transaction as the Company has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2018 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $10 million (2017 – $13 million), and payables to Atlas of $134 million (2017 – $89 million). The Company has total loans outstanding to Atlas as at December 31, 2018 of $76 million (2017 – $76 million) which are unsecured and due at maturity.

Remuneration of non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2018	2017
Short-term employee benefits	$6,829	$5,214
Post-employment benefits	977	583
Other long-term employee benefits	52	43
Share-based compensation expense (recovery)[1]	(4,725)	40,668
Total	$3,133	$46,508

[1]	Balance includes realized and unrealized gains (losses) from share-based compensation awards granted.

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23. Non-controlling interests:

Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at	Dec 31 2018			Dec 31 2017
	Methanex Egypt	Other[1]	Total	Methanex Egypt	Other[1]	Total
Current assets	$158,903	$73,431	$232,334	$248,032	$27,240	$275,272
Non-current assets	670,819	142,790	813,609	720,356	105,375	825,731
Current liabilities	(86,155)	(13,625)	(99,780)	(231,259)	(12,489)	(243,748)
Non-current liabilities	(170,034)	(165,766)	(335,800)	(293,184)	(76,090)	(369,274)
Net assets	573,533	36,830	610,363	443,945	44,036	487,981
Carrying amount of Methanex non-controlling interests	$275,303	$21,325	$296,628	$216,599	$27,748	$244,347

For the years ended December 31	2018			2017
	Methanex Egypt	Other[1]	Total	Methanex Egypt	Other[1]	Total
Revenue	$404,936	$34,759	$439,695	$285,017	$32,094	$317,111
Net and total comprehensive income	118,099	9,168	127,267	65,241	6,981	72,222
Net and total comprehensive income attributable to Methanex non-controlling interests	84,418	4,584	89,002	55,470	3,492	58,962
Equity contributions by non-controlling interests	$–	$5	$5	$–	$8,170	$8,170
Distributions paid and accrued to non-controlling interests	$(25,715)	$(11,006)	$(36,721)	$(26,970)	$(4,330)	$(31,300)

For the years ended December 31	2018			2017
	Methanex Egypt	Other[1]	Total	Methanex Egypt	Other[1]	Total
Cash flows from (used in) operating activities	$254,030	$21,556	$275,586	$131,175	$19,538	$150,713
Cash flows from (used in) financing activities	(333,595)	62,382	(271,213)	(27,365)	(3,250)	(30,615)
Cash flows from (used in) investing activities	$(3,619)	$(99,463)	$(103,082)	$(18,839)	$(605)	$(19,444)

[1]	Other is comprised of multiple ocean going vessels controlled by Waterfront Shipping Company Limited through less than wholly-owned entities.

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